Exhibit 3.1

Amendment to Section 2.01, 2.03, and 2. 04 of MGE Energy, Inc.'s

Amended and Restated Bylaws

2.01

Annual Meeting.

The annual meeting of the shareholders shall be held at such date, time and place, if any, as may be fixed by or under the authority of the Board of Directors, for the purpose of electing Directors and for the transaction of such other business as may have been properly brought before the meeting in compliance with the provisions of Section 2.14. If the postponement or advancement of the annual meeting is directed after the giving of notice of the meeting, at least five (5) days' notice of such postponement or advancement shall be given in the same manner as provided for giving of notice to shareholders by these bylaws. If the day fixed for the annual meeting shall be a legal holiday in the State of Wisconsin, such meeting shall be held on the next succeeding business day. If the election of Directors shall not be held on the day fixed as herein provided for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

2.03

Place of Meeting.

The Board of Directors may designate any place, either within or without the State of Wisconsin, or no place if the meeting is to be held solely by means of remote communication, as the place of meeting for any annual meeting or for any special meeting. The Board of Directors may, in its sole discretion, determine that a meeting of the shareholders shall not be held at any place, but may instead be held solely by means of remote communication, or by means of a physical meeting supplemented by remote communication, in each case in accordance with the applicable provisions of the Wisconsin Business Corporation Law. Subject to the foregoing, if no designation is made, the place of meeting shall be the principal business office of the Corporation in the State of Wisconsin, but any meeting may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat.

2.04

Notice of Meeting.

Notice may be communicated by mail, private carrier, or such other means permissible under Wisconsin law. Such notice shall state the place, if any, day, and hour of the meeting; the means of remote communication, if any, by which shareholders and proxy holders may be deemed to be present in person and vote at such meeting (or, as applicable, a web link to any such information); and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such notice shall be communicated or sent not less than 10 days (unless a longer period is required by the Wisconsin Business Corporation Law or the articles of incorporation) nor more than sixty days before the date of the meeting, by or at the direction of the Chairman of the Board (if one be designated), or the President, or the Secretary, or other Officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. Written notice by the Corporation to its shareholders is effective when mailed and may be addressed to the shareholders' addresses shown in the Corporation's current record of shareholders.